02035251

RECD S.E.C.
MAY 8 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

Exhibit 1	Proposals submitted by the Board of Directors to the shareholders for action at the annual general and extraordinary general meeting held on April 25, 2002
Exhibit 2	Actions approved by the shareholders at the annual general and extraordinary general meeting held on April 25, 2002
Exhibit 3	Notice of election of directors and executive officers
Exhibit 4	Notice of conversion into units and payment of dividends

Exhibit 1

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. ("UNIBANCO")

BOARD OF DIRECTORS PROPOSAL

To the stockholders,

Whereas:

(i) Congress passed Law no. 10.303 [November 1, 2001], which modified various provisions of the Brazilian corporate Law no. 6.404/76;

(ii) The various modifications introduced by the new Law seek to develop and strengthen the Brazilian stock market, encouraging long-term investment in public companies, as well as market liquidity;

(iii) The above mentioned Law no. 10.303 specified that the existing companies should adapt their by-laws to the new provisions, within the period of 1 (one) year, and for that purpose an extraordinary general meeting of the stockholders should be called;

(iv) UNIBANCO joined the BOVESPA Level 1 of "Special Corporate Governance Levels" in June 2001, confirming the ongoing commitment of UNIBANCO to improve its relations with investors, giving priority to the transparency of its institutional decisions and to the quality of information disclosed to stockholders and to the market, thereby protecting the assets of the institution and increasing the value of the shares and other securities issued by UNIBANCO;

(v) The management of UNIBANCO supports the initiatives to strengthen the Brazilian stock market, by means of adopting procedures that increase the interest of institutional investors in long-term investments in emerging economies, as well as market liquidity, so giving public companies an alternative source of funding to fulfill their corporate objectives and generate new wealth and jobs; and whereas

(vi) It is advisable that UNIBANCO amends its by-laws to reflect the new provisions of Law 10.303, and adopts new procedures to improve corporate governance,

the Board of Directors of UNIBANCO submits for your consideration the following proposals, presented by using the same numbering of the articles of the by-laws of UNIBANCO, independently of the nature of the proposed matters:

1. Provision of new authority to the Board of Directors, allowing the Board to decide upon the issuance of rights to subscribe for shares, within the limit of the authorized capital. If the proposal is approved, Article 4, paragraph 1, item (a), of the by-laws shall read as follows:

"...it shall be incumbent on the Board of Directors to decide upon the issuance of shares and/or share subscriptions and the conditions to which they shall be subject;"

2. Inclusion of the possibility of reducing the period of the pre-emptive right when shares, or rights to subscribe for shares are issued, according to of Law no. 6.404, Article 172 [December 15, 1976]. In the case such proposal is approved, Article 4, paragraph 2 of the by-laws of UNIBANCO shall read as follows:

   "The issuance of shares or of share subscriptions to be sold on any stock exchanges or for public subscription, or to be traded for shares offered to the public for the acquisition of the shareholding interest, whenever authorized in advance by the relevant authorities, may be conducted with the reduction of the term or the exclusion of the pre-emptive right, by decision of the Board of Directors, which may also grant the stockholders priority in the subscription for one or of both types of shares."

3. A change in the wording of items (a) and (b) of Article 11, to determine that the conduct thereby specified, related to the exercise of the rights provided by the shares represented by UNITS, is applicable to the shares issued by UNIBANCO and Unibanco Holdings S.A. ("HOLDINGS"), so that, if the proposal is approved, the referred items present shall read as follows:

   a) the dividends and the amount of the redemption or amortization of the shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

   b) the dividends and the amount of the redemption or amortization of the shares issued by HOLDINGS delivered to UNIBANCO, in the capacity of depositary of the shares, shall be paid by the latter to the holder of the UNITS;"

4. Exclusion of the final part of the first paragraph of Article 12 of the by-laws, allowing attorneys-in-fact to represent stockholders at the general meetings without requiring previous delivery of the respective proxy at UNIBANCO head offices, to expedite the representation procedure. If the proposal is approved, Article 12, paragraph 1 shall read as follows:

   "The shareholder may be represented at the General Shareholders' Meeting by a proxy who meets the conditions imposed by the law, and the respective proxy letter may be required to be filed with UNIBANCO"

5. Inclusion of a provision establishing that any stockholders' agreements pertaining to the exercise of corporate control shall be previously approved by the Central Bank of Brazil. Therefore, Article 13, paragraph 2, shall read as follows:

"To be binding on UNIBANCO, the stockholders agreements concerning the purchase and sale of its shares, pre-emptive right in the purchase thereof, ~~or~~ exercise of the voting right or of corporate control, must be previously approved by the Central Bank of Brazil and be filed at its head offices, in compliance with the relevant rules established by the Board of Directors; however, UNIBANCO shall be ensured the right to request from the stockholders those clarifications necessary for the faithful performance of its duties."

6. Reduction of the term of office of the Board of Directors' members from 3 (three) to 1 (one) year. Accordingly the opening body of Article 15 shall read as follows:

   "The Board of Directors shall be made up of at least 4 (four) and at the most 7 (seven) Members, shareholders of UNIBANCO, elected at the Shareholders' Meeting, with a 1 (one)-year term of office."

7. Alteration of the authority of the Board of Directors to adapt it to the provisions of Article 8 and Article 13, paragraph 2, of the by-laws. If the proposal is approved, two items shall be included in article 16:

   (s) establish the term and other conditions to the conversion of shares of UNIBANCO in UNITS, under Article 8 of the by-laws;

   (t) establish the rules for filing the stockholders' agreements, under Article 13, paragraph 2, of the by-laws."

8. Increasing the frequency of Board of Directors' meetings from semi-annually to quarterly. If the proposal is approved, the opening body of Article 18 shall read as follows:

   "The Board of Directors shall meet ordinarily once each quarter and extraordinarily whenever corporate interests so require."

9. Inclusion of a new paragraph 1 in Article 18, with the other paragraphs renumbered, to grant individual authority to the Vice-Chairmen, and jointly to any two other members of the Board, to call extraordinary meetings of the Board of Directors. Therefore, if the proposal is approved, the first paragraph of Article 18 shall read as follows:

   Extraordinary meetings of the Board of Directors may be called individually by the Chairman or the Vice-Chairmen, or jointly by any two members of the Board of Directors."

As a result of the above alteration, the first paragraph of Article 15 shall also be modified to:

"The Board of Directors shall have a Chairman and at the most 2 (two) Vice-Chairmen chosen by the Board of Directors as provided for in paragraph Article 18, paragraph 2."

The private authority of the Chairman of the Board of Directors to call such extraordinary meetings, as provided by Article 17 (a), shall be deleted. If the previous proposal is approved, Article 17 (a) shall read as follows:

" and preside over the Board of Directors' Meetings and he may appoint to preside in his stead, any of the members of the Board of Directors;"

10. Elimination of the position of Corporate Vice-President and an increase in the number of Executive Directors from 13 to 14. Should the proposal be approved, Article 20, item (c) shall be excluded, with the letters of the other items modified. Therefore, the new item (d) shall read as follows:

c) "up to 14 (fourteen) Executive Officers of UNIBANCO"

Also, to adapt the rest of the by-laws to the removal of the office of Corporate Vice–President, the following alterations shall be adopted:

Article 16, item (h):

"to appoint a substitute for the Retail President and for the Wholesale President in the case foreseen in Article 25, item (a), sub-section 1, and for any of the members of the Board of Executive Officers in the cases provided for in item (b) of the same article, as well as for the members of the Board of Directors in the case foreseen in Article 19, item (b), sub-section III;"

Exclusion of item (c) and the clauses of Article 22, and also the amendment of its introductory body and sole paragraph to read as:

"It is incumbent on the Wholesale President and on the Retail President :

Sole Paragraph: Due consideration being given to the policies, guidelines and parameters established by the Board of Directors, it is incumbent on the Wholesale President and on the Retail President jointly:"

11. Reference to the deduction of the Social Contribution from the Net Profits to calculate the result of the fiscal year. If the proposal is approved, Article 35, paragraph 1, item (b), shall appear as:

(b) "the provision for income tax and the Social Contribution from the Net Profits;"

12. Inclusion of a provision establishing that whenever the amount of the mandatory dividend exceeds the net realized profits, the excess may be accounted for in a reserve of profits to be realized. In the case this proposal is approved, Article 35, item (b) shall appear as:

> "creation of a Profit Reserve to be realized in the fiscal year in which the amount of the mandatory dividend exceeds the net realized profits, in accordance with the provisions of articles 197 and 202, III, of Law n.º 6.404, dated 12.15.1976 with the text provided by Law 10303 dated 10.31.2001 ;

and Article 35, paragraph 3, item (d), clause II, of the by-laws, shall read as follows:

"profits to be realized transferred to the reserve mentioned in item (b) of this paragraph;"

13. Incorporation of these proposed amendments and alterations into the by-laws.

These proposals are submitted for your consideration by Pedro Moreira Salles, Gabriel Jorge Ferreira, Tomas Tomislav Antonin Zinner e Israel Vainboim.This is an accurate copy of the original transcribed in the minute book.

São Paulo, April 09, 2002.

____

____

DOCUMENT APPROVED AT THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 25, 2002.

____

GABRIEL JORGE FERREIRA
Chairman

____

MARCIA MARIA FREITAS DE AGUIAR
Secretary

Exhibit 2

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. ("UNIBANCO")

To the stockholders,

The following were approved at the Annual General and Extraordinary General Meetings of the stockholders of this bank, held on this date:

I ANNUAL GENERAL MEETING

1. Acceptance of the Management Report, Financial Statements and Independent Auditor's Report for the fiscal year ended December 31, 2001.
2. Election of the members of the Board of Directors.
3. Remuneration of members of the Board of Directors and Board of Executive Officers.

II EXTRAORDINARY GENERAL MEETING

4. Amendment of Article 4, paragraph 1, item (a) of the by-laws, to give authority to the Board of Directors to decide on the issuance of share subscriptions, within the limit of the authorized capital increase.
5. Amendment of Article 4, paragraph 2 of the by-laws, to take into account the possibility of reduction of the term of the exercise of the rights of preference in the case of the issuance of shares or share subscriptions, under the conditions and in the form described in Law no. 6404, Article 172 [December 15, 1976], with the text provided by Law no. 10303 [October 31, 2001].
6. Amendment of Article 11, items (a) and (b) to specify that the treatment determined therein concerning the exercise of the rights granted by the shares represented by the UNITS applies to the shares issued by UNIBANCO and Unibanco Holdings S.A.
7. Amendment of Article 12, paragraph 1 of the by-laws, to allow the participation of attorneys-in-fact at the general meetings, without requiring said proxies to be filed previously with UNIBANCO, thereby expediting the representation procedure for stockholders.
8. Amendment of Article 13, paragraph 2 to take into account that the agreements between stockholders may provide for the exercise of corporate control, pursuant to Law no. 6404, Article 118 [December 15, 1976], with the text provided by Law no. 10303 [October 31, 2001].
9. Amendment of the introductory body of Article 15 to reduce the term of the board of directors members from three (3) years to one (1) year.
10. Inclusion of items (s) and (t) in Article 16, to adapt it to the dispositions of Articles 8 and 13, paragraph 2 of the by-laws, concerning the reference to the authority of the Board of Directors.
11. Amendment of the introductory body of Article 18, to increase the frequency of Board of Directors' meetings from semi-annually to quarterly.
12. Inclusion of a new paragraph 1 in Article 18, the other articles being renumbered, to grant individual authority to the Vice-Presidents, and jointly to any two of its members, to call extraordinary meetings of the Board of Directors.
13. Amendment of Article 15, paragraph 1 given the renumbering of the paragraphs of Article 18, and the amendment of the text of Article 17, item (a) to exclude the calling of meetings as an action solely incumbent upon the Chairman of the Board of Directors.
14. Exclusion of Article 20, item (c), with the letters of the remaining items being adjusted, to eliminate the position of Corporate Vice-President and to increase the number of Directors from 13 to 14.

15. Amendment of the text of Article 16, item (h); deletion of Article 22, item (c) and the sub-sections; and the amendment of the introductory body and sole paragraph of Article 22, given the elimination of the position of Corporate Vice-President.
16. Amendment of Article 35, paragraph 1, item (b) to mention the deduction of Social Contribution on Net Profit for the calculation of the results of the fiscal period.
17. Amendment of Article 35, item (b) and paragraph 3, item (d), sub-section II to provide for the possibility that the amount of the mandatory dividends in excess of the realized portion of the net profit of the fiscal period be earmarked for setting up an unrealized profit reserve, as per Law no. 6404, Article 197 [December 15, 1976], with the text provided by Law 10303 [October 31, 2001].
18. Incorporation of these amendments and alterations into the by-laws.

Sincerely,

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

GERALDO TRAVAGLIA
Executive Director and Director of Investor Relations

Exhibit 3

To the SÃO PAULO STOCK EXCHANGE
Corporate Relations Management
São Paulo, SP
c/o Mr. Nelson Barroso Ortega

SUBJECT: APRIL 25, 2002 MEETING OF THE BOARD OF DIRECTORS

At the meeting of the Board of Directors of this bank, held on this date, Mr. Pedro Moreira Salles was elected Chairman of the Board. Messrs. Gabriel Jorge Ferreira and Tomas Tomislav Antonin Zinner were elected Vice-Chairmen.

The following persons were elected to the Board of Executive Officers, their terms extending until the instatement of those who shall be elected by the Board of Directors at a meeting to be held by April 30, 2003:

Executive President - Wholesale
Fernando Barreira Sotelino,

Executive President - Retail
Joaquim Francisco de Castro Neto,

Director Vice-President
Adalberto de Moraes Schettert
Celso Scaramuzza
Cesar Augusto Sizenando Silva

Executive Directors
Aldo José Faccin
Álvaro Portinho de Sá Freire Junior
Armando Zara Pompeu
Elio Boccia
Geraldo Travaglia Filho
José Lucas Ferreira de Melo
Sérgio Zappa
Wilhelm August Peter Zeise
Paulo Antonio Gaspar
Rogério Carvalho Braga
Jorge Benjamin Rosas
Koji Yamada
Tiago Jorge Rocha e Silva Mateus das Neves

Director
Manoel de Oliveira Franco

Sincerely,

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

GERALDO TRAVAGLIA
Executive Director and Director of Investor Relations

Exhibit 4

BANCO BANDEIRANTES DE INVESTIMENTOS S.A.
CNPJ Tax Number 63090609/0001-19
A Publicly Traded Company

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	**UNIBANCO HOLDINGS S.A.**
CNPJ Tax Number 33700394/0001-40	**CNPJ Tax Number 00022034//0001-97**
A Publicly Traded Company	**A Publicly Traded Company**

NOTICE TO STOCKHOLDERS

CONVERSION INTO UNITS AND PAYMENT OF DIVIDENDS

A. We hereby notify non-controlling stockholders ("former BBI stockholders") of Banco Bandeirantes de Investimentos S.A. ("BBI") that the Central Bank of Brazil has approved the share capital increase of Unibanco – União de Bancos Brasileiros S.A. ("Unibanco") related to the dissolution and subsequent absorption of BBI by Unibanco and by Unibanco Holdings S.A. ("Holdings").

B. Pursuant to the Central Bank of Brazil approval, Unibanco communicates that on April 29, 2002, Units - consisting of one preferred share of Unibanco and one preferred "B" share of Holdings - will be recorded in the respective accounts of the former BBI stockholders, in accordance with the swap ratio approved at the Extraordinary General Meeting of Stockholders ("EGM") held on October 31, 2001. Accordingly, for each lot of 1,000 (one thousand) BBI shares, regardless of type, 9,103.896 Units will be received. Fractions of shares resulting from the swap ratio shall be sold through the São Paulo Stock Exchange ("Bovespa") and the result of the sale shall be credited to the respective stockholders, together with the next dividends declared by Unibanco and Holdings as of May 06, 2002.

C. Following the approval reached at the EGM, former BBI stockholders are entitled to receive dividends for the second half of 2001 on May 6, 2002, whereby each lot of 1,000 (one thousand) Units will have a payout value of R$2.4874.

D. Form and Place of the Payment of Dividends

1. Former BBI stockholders that are Unibanco account holders:
Payments will be credited directly to their respective bank accounts.

2. Former BBI stockholders who have accounts at other banks and who have already supplied the bank, branch and account numbers:
Payments will be made via electronic transfer order (DOC).

3. Former BBI stockholders whose shares are held in trust at the São Paulo Stock Exchange - BOVESPA or the Minas Gerais, Espírito Santo and Brasília Stock Exchange:
Payments will be made directly to these Exchanges, which will then transfer them to the former BBI stockholders through their depositary Stock Brokerage companies.

4. Former BBI stockholders that do not fit any of the situations described above:
Payments will be made at any Unibanco branch.

5. Those former BBI stockholders holding bearer stock not yet converted to the book-entry share system will receive payments upon presenting their warrants for mandatory conversion.

6. To effect the conversion, former BBI stockholders may present their respective certificates at the following Stockholder Services locations:

São Paulo, SP: Rua da Quitanda, 157 – 4th floor
Rio de Janeiro, RJ: Rua Sete de Setembro, 111, Mezzanine

6.1 Outside of these areas, the service will be provided at any Unibanco branch.

E. Taxes

1. Income Tax
Pursuant to applicable tax laws, no Income Tax shall be withheld at source.

2. CPMF (Brazilian Financial Transactions Tax)
Pursuant to applicable laws, CPMF will be withheld, at the rate of 0.38%, on the dividends paid directly by Unibanco branches to non-account holders relating to the Units' preferred "B" Holdings stock.

São Paulo, April 26, 2002.

BANCO BANDEIRANTES DE INVESTIMENTOS S.A.
Cesar Sizenando
Director, Vice-President and Director of Investor Relations

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Geraldo Travaglia
Director of Investor Relations

UNIBANCO HOLDINGS S.A.
Mauro Agonilha
Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ________________________________

FERNANDO BARREIRA SOTELINO Presidente Executivo-Atacado

By: ________________________________

CESAR AUGUSTO SIZENANDO SILVA

Vice-Presidente Corporativo